Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
January 23, 2012
NEWS RELEASE

Helix BioPharma Corp. Announces that Institutional Shareholder Services Recommends Shareholders Vote for Management’s Director Nominees

AURORA, Ontario, January 23, 2012 – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: “Helix,” “HBP” or “the Company”) is pleased to announce that Institutional Shareholder Services (“ISS”) has recommended that shareholders vote FOR the slate of directors nominated by management, which includes Jack M. Kay, W. Thomas Hodgson, Donald H. Segal, Ewa Don-Siemion, Wojciech M. Kwiatek and Wayne Schnarr, at the upcoming annual meeting (“AGM”) on January 30, 2012.

ISS is a leading independent international corporate governance analysis and proxy voting firm. Its recommendations assist shareholders in making decisions regarding proxy voting. In their analysis, ISS stated:

“Ultimately we are not convinced that wholesale board change is warranted at this time. Furthermore, it is not obvious that the dissident nominees would be better able to create value than the current board.”*

ISS also said: “No major strategic missteps are apparent. On balance, management appears to be taking steps to execute a reasonable plan. The management nominees are recently refreshed with 3 new independent candidates. In the circumstances, we are willing to give the incumbents the benefit of the doubt and believe that shareholders can give management more time to deliver on the strategy.”*

“We are pleased that ISS supports our view that the current directors and management nominees are best suited to continue our work and further establish Helix as a leading developer of clinically proven, innovative cancer therapies,” said Donald H. Segal, CEO and Director of Helix. “We will continue to represent the interests of ALL shareholders.”

Shareholders are reminded to vote their BLUE proxy well in advance of the 10:00 a.m. (Toronto Time) January 26, 2012 proxy deadline.

If you have any questions regarding voting your BLUE proxy or require assistance in voting your proxy, please contact Kingsdale Shareholder Services Inc., at 1-866-879-7649 (toll free) or 416-867-2272 (outside of North America) or by e-mail at contactus@kingsdaleshareholder.com.

*Permission to quote from the ISS report was neither sought nor obtained.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company mainly focused in the field of cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix’s product development initiatives include its Topical Interferon Alpha-2b and its novel L-DOS47 new drug candidate. Helix is listed on the TSX, NYSE Amex and FSE under the symbol “HBP”. For more information, please visit www.helixbiopharma.com.

Investor Relations:
Helix BioPharma Corp.
Tel: (877) 215-4813
Email: ir@helixbiopharma.com

Forward-Looking Statements and Risks and Uncertainties

This News Release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”), within the meaning of applicable securities laws regarding the development of products by Helix for the prevention and treatment of cancer based on its proprietary technologies; ISS’s recommendations; and the plans of the current directors and management nominees to establish Helix as a leading developer of cancer therapies. The use of any of the words "continue", will", "believe", and “execute” and similar expressions are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, the continued recommendation of ISS for shareholders to support the slate of directors nominated by management and the election of the management slate of director nominees; the timely receipt of necessary additional funding, strategic partner support and regulatory approvals; the safety and efficacy of the Company’s drug candidates; the timely provision of services and performance of contracts by third parties; and future revenue, costs and expenditures. Helix’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous risks and uncertainties including without limitation, the election of the dissident shareholders’ nominees to Helix’s board of directors and uncertainty surrounding those nominees’ plans for the Company, if elected; the outcome of the Company’s upcoming annual general meeting; the risk that ISS may change its recommendation prior to the AGM; uncertainty of the availability of needed capital; uncertainty whether the Company’s drug candidates under development will be successfully developed and commercialized; whether clinical trials will proceed as planned or at all, and the risk of negative results; research and development risks, including, but not limited to, manufacturing risks and reliance on third-party service providers; insurance and intellectual property risks; the effect of competition; the risk of technical obsolescence; uncertainty about the market opportunity for Helix’s products; uncertainty whether the Company will be able to obtain an appropriate pharmaceutical or strategic partner for the drug candidates; changes in business strategy or plans; general economic conditions; and the risk factors that are discussed under Item 3.D. – “Risk Factors” in the Company’s latest Form 20-F Annual Report or identified in the Company’s other public filings with the Canadian securities administrators at www.sedar.com or with the SEC at www.sec.gov. Forward-looking statements and information are based on the beliefs, assumptions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions or expectations, or other circumstances change, except as required by law.

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